UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

SCHEDULE TO/A
(Amendment No. 1)

Tender Offer Statement Under
Section 14(d)(1) or Section 13(e)(1)of the Securities Exchange Act of 1934

THE MIDDLETON DOLL COMPANY
(Name of Subject Company)
THE MIDDLETON DOLL COMPANY
(Name of Filing Person)
Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share
(Title of Class of Securities)
59669P201
(CUSIP Number of Class of Securities)
Salvatore L. Bando
President and Chief Executive Officer
Middleton Doll Company
1050 Walnut Ridge Drive
Hartland, Wisconsin 53029
(262) 369-8163
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a copy to:

Phillip J. Hanrahan
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5367
(414) 271-2400

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$4,218,078*	$452**

*	For purposes of calculating amount of filing fee only. This amount was calculated based on the purchase of 259,574 shares of the outstanding Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share, at the tender offer price of $16.25 per share.
**	The Middleton Doll Company originally paid $429 based on the estimated transaction value, and is paying an additional $23 with the filing of this amendment to the Schedule TO, as a result of the actual transaction value being larger than the estimated transaction value. The fee is $107 per $1,000,000 of the aggregate offering amount (or .000107 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

|X|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $429.00	Filing Party: The Middleton Doll Company
Form or Registration No.: Schedule TO-I	Date Filed: November 20, 2006

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|	third-party tender offer subject to Rule 14d-1.
|X|	issuer tender offer subject to Rule 13e-4.
|_|	going-private transaction subject to Rule 13e-3.
|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

        This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, filed on November 20, 2006, relating to the offer by The Middleton Doll Company, a Wisconsin corporation (“Middleton Doll”), to purchase up to 246,154 shares of its Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share (“Preferred Stock”), or such lesser number of shares as validly tendered and not properly withdrawn, at a price of $16.25 per share, net to the seller in cash, without interest. Under the terms of the offer, Middleton Doll had the right to purchase up to an additional 2% of the outstanding shares of Preferred Stock, or 13,483 shares, which right it exercised. Middleton Doll will not pay any pro rata portion of the dividend that would have been payable on January 1, 2007 on shares of Preferred Stock tendered in the offer. Middleton Doll’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”); which, as amended and supplemented from time to time, constituted the “Offer.”

        This Amendment No. 1 to Schedule TO is filed to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 to Schedule TO by reference to all of the applicable items in the Schedule TO, except that the information in the Offer to Purchase is hereby amended to the extent specifically provided herein.

ITEM 11.      ADDITIONAL INFORMATION.

        On December 28, 2006, Middleton Doll issued a press release announcing the final results of its tender offer, which expired at 5:00 p.m., Eastern time, on Tuesday, December 19, 2006. The press release is included herein as Exhibit (a)(5)(B) and is incorporated herein by reference.

ITEM 12.      EXHIBITS.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(B)	Press Release of The Middleton Doll Company, dated
December 28, 2006.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2006	THE MIDDLETON DOLL COMPANY
By: /s/ Salvatore L. Bando
Salvatore L. Bando
President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 20, 2006.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Letter to Shareholders from Salvatore L. Bando, President and Chief Executive Officer of The Middleton Doll Company, dated November 20, 2006.*

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)	Press Release of The Middleton Doll Company, dated November 20, 2006.*

(a)(5)(B)	Press Release of The Middleton Doll Company, dated December 28, 2006.**

(b)	None.

(d)	None.

(g)	None.

(h)	None.

*	Previously filed.
**	Filed herewith.